Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

December 18, 2006


06019451

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Press Material : Partial Malfunctioning of AC adapter (Summary Translation dated December 15, 2006)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167


DEC 2 2 2006
THOMSON
FINANCIAL

Very truly yours,

NINTENDO CO., LTD.





Kenichi Sugimoto
Enclosure

File Number: 82-2544

December 15, 2006

To whom it may concern

Nintendo Co., Ltd.

Partial Malfunctioning of AC Adapter

Nintendo Co., Ltd. hereby announces that, for the customers' comfort, the free exchange program of AC adapters for Nintendo DS and Nintendo DS Lite is voluntarily implemented due to the malfunctioning found in limited number of the adapters supplied in Japan.

AC adapters supplied overseas are irrelevant and the impact to the earnings would be minimal.

平成 18 年 12 月 15 日

各 位

会社名　任 天 堂 株 式 会 社
代表者名　取締役社長　岩田　聡
(ｺｰﾄﾞ番号 7974 東証・大証第 1 部)
問合せ先　広報室長　豊田　憲
(TEL : 075-662-9600)

ACアダプタの一部不良発生についてのお知らせ

このたび、任天堂株式会社(本社:京都市南区)は、弊社が販売しております携帯ゲーム機「ニンテンドーDS」および「同 Lite」の専用 AC アダプタに関しまして、日本国内に供給した商品のなかに、ごく一部ですが不具合があることがわかりましたので、お客様に安心してご利用いただくため、添付別紙のとおり、交換手続きをお願いすることといたしましたのでお知らせします。

なお、本件は、海外に供給した AC アダプタについては関係がなく、また業績への影響は軽微であります。

以　上

平成18年12月15日

お客様各位

京都市南区上鳥羽鉾立町11番地1
任　天　堂　株　式　会　社

「ニンテンドーDS」および「ニンテンドーDS Lite」専用ACアダプタの一部不良発生についてのお詫びとお願い

謹啓　平素は、弊社商品をご愛顧いただき、誠に有難うございます。

さて、このたび弊社の調査により日本国内で発売済みのニンテンドーDSおよびニンテンドーDS Lite(合計販売総数約1300万台)の内、約20万台(ニンテンドーDS約８万台 / ニンテンドーDS Lite約12万台)に同梱されている長野日本無線株式会社から弊社が供給を受けた専用ACアダプタにつき、生産工程に一部不具合があったため、故障が発生したり、更に故障が発生した状態で通電した場合には、極めて稀ではありますが、過熱により外部樹脂が損傷し、発煙や火傷の原因になる可能性があることが判明いたしました。なお、外部樹脂は難燃性素材を使用しており、発火にまで至る可能性は極めて少ないと考えております。

つきましては、お手数をお掛けいたしますが、お客様がニンテンドーDS / DS Liteを安全に、また安心してご使用いただけるよう、お手持ちの専用ACアダプタをご確認いただき、対象品をお持ちの場合は、下記のとおり交換(無償)の手続きをお取りいただきますよう宜しくお願い申し上げます。

対象品をお持ちのお客様を始めとするニンテンドーDS / DS Liteをご愛用の皆様には大変ご迷惑をお掛けするとともに弊社商品に対するご信頼を損ねるようなこととなり誠に申し訳なく深くお詫び申し上げます。

何卒、ご理解ご協力を賜りますよう宜しくお願い申し上げます。　　敬具

記

1．対象機種「ニンテンドーDS」および「ニンテンドーDS Lite」に同梱されている専用ACアダプタ

2．対象品の見分け方

ACアダプタの裏面 (プラグがある方) の刻印によって識別します。

右下隅に JRC マークのある製品が対象品です。

対象品の見分け方解説図


Nintendo

対象品　JRC

連絡をお願いします。


Nintendo

非対象品


Nintendo

非対象品　ZEBRA

連絡いただく必要はありません。そのままご使用ください。

ニンテンドーDS　　　：　**平成18年1月～ 6 月出荷分**
ニンテンドーDS Lite　：　**平成18年7月～10月出荷分**

3. 対象品である場合のご対応・ご協力について

お客様のお持ちの専用ACアダプタが「対象品」であった場合は、お手数ですが次のご対応・ご協力をお願い申し上げます。

(1)無償にて対象品を交換させていただきますので、速やかに下記受付窓口にご連絡(電話)をお願いいたします。

任天堂ACアダプタコールセンター			
☎ 電話番号	フリーダイヤル	**0120-210-557** (携帯電話・PHSからも利用可能です。)	
受付時間	月～金	午前9:00～午後9:00	
	土、日、祝	午前9:00～午後5:00	

ご連絡をいただきましたら1週間程度でヤマト運輸が対象品の引き取りと交換品(無償)をお届けするためご自宅までお伺いさせていただきます。

※お客様の個人情報は、本目的以外では使用いたしません。

(2)交換品が届くまでに充電される場合は、以下の事項にご留意のうえ、ご使用ください。

①充電中にニンテンドーDS / DS Lite本体の充電ランプが点灯していることを確認してください。



②充電中以外は必ずコンセントからプラグを抜いてください。



③発熱、発煙等の異常を感じたら直ちにコンセントからプラグを抜いてください。
(火傷防止のため、厚手の布などを使って注意して抜いてください。)



④ACアダプタの周りには燃えやすいものを置かないでください。


紙

⑤落下等ACアダプタにショックを与えないようにご注意ください。

